FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 3, 2003

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____	Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________	No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

The Registrant’s Immediate Report, dated April 3, 2003 in respect of the Annual General Meeting of the Company Pursuant to the Securities (Periodic and Interim Reports) Regulations, 5730-1970

April 3, 2003

The Securities Authority 22 Kanfei Nesharim Street Jerusalem 95464 (By Fax & Registered Mail)	Tel Aviv Stock Exchange Ltd 54 Ahad Haam Street Tel Aviv (By Fax & Registered Mail)	Registrar of Companies POB 767 Jerusalem 91077 (Registered Mail)

Re:	Immediate Report in respect of the Annual General Meeting of the Company Pursuant to the Securities (Periodic and Interim Reports) Regulations, 5730-1970

1.	Pursuant to the Securities (Periodic and Interim Reports) Regulations 5730-1970, Super-Sol Ltd (the "Company", "Super-Sol") hereby gives notice of the convening of annual general meeting on April 27th, 2003 at 08:00 AM, at the Company's registered office at 30 Shmotkin Binyamin Street, Rishon Lezion (the "Meeting").

On the agenda:

1.1	Discussion of the financial statements and the board of directors' report on the state of the Company's affairs for the period from January 1st, 2002 to December 31st, 2002.

1.2	Directors' Appointment

The proposed resolutions:

1.2.1	To re-appoint as Directors Mr. Oren Lieder and Mr. Eli Cohen;

1.2.2	To appoint Dr. Barak Libai as an External Director in the Company, effective from April 28th,2003, replacing Prof. Yaacov Hornik whose term as External Director in the Company ends on April 27th, 2003.

1.2.3	To re-appoint Mr. Doron Tamir as External Director in the Company for a further term of 3 years effective from May 1st, 2003 to April 30th, 2006.

1.3	Directors' remuneration

The proposed resolution: to approve the remuneration of the Company's Directors and External Directors, (except for Controlling Directors) at the maximum amounts prescribed in grade 4 of the Second and Third Schedules of the Companies Regulations (Rules on the Remuneration and Expenses of an External Director), 5760-2000.

1.4	Appointment of the Company's Auditor and reporting its remuneration

The proposed resolution: to re-appoint KPMG Somekh Haikin, CPA, of 17 Ha'arbaa Street, Tel Aviv as the Company's Auditor. Furthermore, the auditors' remuneration for audit services for the year 2002 shall be reported.

2.	The approval of resolutions set out in paragraphs 1.2.2 and 1.2.3 above (in respect of the appointment of External Directors for the Company) requires a simple majority of the total shareholders present at the Meeting, allowed to vote and voting, not counting the abstaining shareholders' votes, provided that either:

2.1	the count of the majority of the voters at the Meeting, includes at least one third of the votes of the non-controlling voters or their proxies, present at the Meeting. Said count of voters shall not include the abstaining votes.

2.2	the total number of voters voting against the resolutions among the voters as per section 2.1 above does not exceed one percent of the total voting rights in the Company.

The approval of the other resolutions on the agenda require a simple majority from the total count of the votes of the shareholders present at the Meeting, allowed to vote and voting, not counting the abstaining shareholders' votes.

3.	There shall be a quorum if, within half an hour after the time fixed for the annual meeting there are present, in person or by proxy, two shareholders holding at least 33% of the voting rights.

4.	In accordance with the Company's articles of association, insofar as no quorum is present within half an hour after the time fixed for the annual meeting, the meeting will be adjourned for one week to the same day at the same time and place without there being any duty to give notice thereof to the shareholders (the "Adjourned Meeting"). At the adjourned Meeting, there shall be a quorum if, within half an hour of the time fixed for the start of the Adjourned Meeting, there are present, in person or by proxy, two shareholders holding at least 33% of the voting rights. Should no such quorum be present at the Adjourned Meeting, the meeting shall be cancelled.

5.	The shareholders may attend and vote at the annual meeting either in person or by proxy or if the shareholder is a corporation, by a proxy duly appointed for the purpose by the corporation. The document appointing a proxy ("the Instrument of Appointment") shall be signed by the appointer and if the appointer is a corporation, it shall be signed in such manner as obligates the corporation. The Instrument of Appointment shall be deposited at Super-Sol's registered office at least 48 hours prior to the commencement of the annual meeting. The Company Secretary may require that, prior to the meeting, the Company be given a written certificate, to his satisfaction, as to the identity of the signatory, and if the appointer is a corporation, also as to the signatory powers that may obligate the corporation.

6.	The time for determining the shareholders' entitlement to vote at the general meeting, as provided in section 182(b) of the Companies Law, 5759-1999, is April 17th, 2003 (the "Record Date"). In accordance with the Companies (Proof of Title to a Share for the Purpose of Voting in General Meeting) Regulations, 5760-2000 (in this paragraph referred to as the "Regulations"), a shareholder to whose credit a share is registered with a member of the Stock Exchange, that share being included amongst those that are entered in the register in the name of a registration company, who wishes to vote at the general meeting, shall provide Super-Sol with a certificate from the Stock Exchange member with regard to his title to the share on the Record Date, as required by the Regulations.

7.	The full text of the proposed resolutions that are on the agenda for the annual meeting for approval may be reviewed at Super-Sol's offices at 30 Shmotkin Benyamin Street, Rishon Lezion between 10:00 AM 13:00 PM from Monday through Thursday (telephone 972-3-9481727).

Yours faithfully,

Linda Shafir, Adv.
Legal Adviser and Company Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) By —————————————— Linda Shafir, Adv. Dated: April 3, 2003